EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

WindTamer Corporation
1999 Mt. Read Boulevard
Rochester, New York 14615

We consent to the incorporation by reference in the Registration Statement on Form S-8 filed on December 9, 2010 of our report, dated March 11, 2010, with respect to our audits of the balance sheets of WindTamer Corporation as of December 31, 2009 and 2008 and the related statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2009 and 2008 and for the period from date of inception (March 30, 2001) through December 31, 2009.  The report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

/s/ EFP Rotenberg LLP
EFP Rotenberg, LLP
Rochester, New York
December 9, 2010